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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 26 2015 WASHINGTON DC

SEC FILE NUMBER
8- 16402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: PRUCO Securities, LLC

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Broad Street
(No. and Street)

Newark (City) NJ (State) 07102 - 3777 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Weinreb 973-802-9918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/15

OATH OR AFFIRMATION

I, Steven Weinreb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRUCO Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ALFREDA D. JOHNSON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 9/11/2018

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 5 2015
WASH, D.C.
201

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2014

SEC ID No. 8-36540
This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Pruco Securities, LLC
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Pruco Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pruco Securities, LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 19, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2014

(dollars in thousands)

Assets		
Cash and cash equivalents	$	18,129
Cash segregated under federal regulations		2,489
Receivable from broker-dealers and clearing organizations		2,615
Receivable from affiliates		12,817
Prepaid expenses and other assets		1,895
Federal and state income tax receivable from Parent		992
Deferred tax asset		699
Total assets		39,636
Liabilities and Member's Equity		
Liabilities		
Payable to affiliates		22,553
Accounts payable and other accrued liabilities		3,070
Payable to customers		1,999
Total liabilities		27,622
Commitments and contingent liabilities (See Note 7)		
Member's equity		
Contributed capital		16,500
Accumulated deficit		(4,486)
Total member's equity		12,014
Total liabilities and member's equity	$	39,636

The accompanying notes are an integral part of this Statement of Financial Condition.

(dollars in thousands)

1. Organization and Nature of Business

Pruco Securities, LLC (the "Company"), organized in 1971, with its principal offices in Newark, New Jersey, is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA" or the "Parent"), a New Jersey corporation, which is a subsidiary of Prudential Financial, Inc. ("Prudential"), a New Jersey corporation. The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance and variable annuity contracts. Since June 14, 2014, the Company introduces and clears its non-insurance securities transactions and general securities trading activity on a fully disclosed basis through National Financial Services LLC ("NFS"). Prior to June 14, 2014, the Company introduced and cleared its non-insurance securities transactions and general securities trading activity on a fully disclosed basis through First Clearing, LLC. The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS investment advisory representatives may offer managed money programs and/or provide financial planning services to clients.

As more fully described in Note 5, the Company has various agreements with Prudential companies relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, systems and equipment. The accompanying Statement of Financial Condition may not be indicative of the financial condition or the results of operations if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The audited Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP".)

The preparation of this Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $18,129 includes shares of a Prudential money market mutual fund distributed by Prudential Investment Management Services, LLC ("PIMS"), an affiliate. The Company also maintains a special reserve account at a commercial bank for the exclusive benefit of its customers. Cash of $2,489 has been segregated in the special reserve bank account for the exclusive benefit of customers.

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PICA. PICA is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member parent is an insurance company that generally pays state premium tax in lieu of state income tax.

(dollars in thousands)

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance if necessary to reduce the Company's deferred tax assets to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

See Note 4 for additional information regarding income taxes.

3. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

(dollars in thousands)

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 18,129	$ -	$ -	$ 18,129

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amount equals or approximates fair value. The Company did not have any transfers between the levels.

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets:					
Cash segregated under federal regulations	$ 2,489	$ -	$ -	$ 2,489	$ 2,489
Receivable from broker-dealers and clearing organizations	-	2,615	-	2,615	2,615
Receivable from affiliates	-	12,817	-	12,817	12,817
Total Assets	$ 2,489	$ 15,432	$ -	$ 17,921	$ 17,921
Liabilities					
Payable to affiliates	$ -	$ 22,553	$ -	$ 22,553	$ 22,553
Accounts payable and other accrued liabilities	-	3,070	-	3,070	3,070
Payable to customers	-	1,999	-	1,999	1,999
Total Liabilities	$ -	$ 27,622	$ -	$ 27,622	$ 27,622

The Company believes that due to the short-term nature of the assets listed above, the carrying value approximates fair value. The Company also believes that due to the short term until settlement of the liabilities listed above, carrying value approximates fair value.

4. Income Taxes

The Company has deferred tax assets of $699 due to temporary differences attributable to a provision relating to the customer liability described in Note 7 below.

As of December 31, 2014, the company does not require a valuation allowance for its deferred tax assets.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its Statement of Financial Condition uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2014.

The Company files a consolidated Federal income tax return with its parent. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2014 are 2007 through 2014.

For tax years 2007 through 2015, the Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed.

(dollars in thousands)

5. Related Party Transactions

At December 31, 2014, the Company had the following related party balances:

Statement of Financial Condition	Receivable	Payable
Receivable from broker-dealers	$ 1,067	$ -
Receivable from affiliates	12,817	-
Payable to affiliates	-	22,553
	$ 13,884	$ 22,553

6. Concentrations of Credit Risk

As discussed in Note 1, the Company clears its securities transactions through NFS on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and NFS, NFS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liability with regard to the right. During 2014, the Company did not pay any amounts related to these guarantees. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines. At December 31, 2014, the Company had a liability of $1,999 which includes amounts due to customers related to delays in processing certain mutual fund transactions, which is included in Payable to customers.

(dollars in thousands)

8. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $7,016, which was $5,175 in excess of its required net capital of $1,841. The Company's ratio of aggregate indebtedness to net capital was 3.94 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2)(ii) of Rule 15c3-3. As discussed in Note 7, the Company has recorded a liability payable to customers of $1,999 and has $2,489 on deposit in the special reserve bank account for the exclusive benefit of customers.

9. Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2014 through the issuance date of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.